

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

6 June 2008



08003250

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the
Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Services Officer

Tel: +61 3 9667 6520
Fax: +61 3 9660 1764
Email: Simon_Hulls@vrl.com.au

Encls

√ PROCESSED
JUN 1 8 2008
THOMSON REUTERS

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone: +61 7 5588 6666 Facsimile: +61 7 5573 3698
Jam Factory: Level 1, 1 Garden Street, South Yarra, VIC, 3141. PO Box 2275, GPO Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9653 1901
Jam Factory: Level 1, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, GPO Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

RECEIVED
2008 JUN 16 A 11:54
OFFICE OF...
CO...

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back — On Market

2 Date Appendix 3C was given to ASX — 22 April 2008

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	Nil	1,500,000
4 Total consideration paid or payable for the shares	Nil	$4,199,991.25

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: Nil date: lowest price paid: Nil date:	highest price paid: $2.80 lowest price paid: $2.79 highest price allowed under rule 7.33: $2.94

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	12,600,000

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8 May 2008

                 Company Secretary

Print name: Shaun L Driscoll



13 May 2008

VILLAGE ROADSHOW COMPLETES ACQUISITION OF HAWAII WATER PARK

On 5 March, 2008 Village Roadshow Ltd (ASX: VRL) announced that it had concluded an agreement to acquire Hawaiian Waters Adventure Park, the premier water park in Hawaii.

The Directors of VRL are pleased to announce that the various consents, approvals and regulatory requirements referred to in that announcement have been successfully completed and the acquisition was settled today.



 **VILLAGE ROADSHOW LIMITED**

RECEIVED

2008 JUN 16 A 11: 54

OFFICE OF INTERNAT'
CORP. FINANCE

Web Site: www.villageroadshow.com.au

20 May 2008

VILLAGE ROADSHOW TO BUY AUSSIE WORLD

Wet 'n' Wild Water Park planned for the Sunshine Coast

Village Roadshow Limited (ASX: VRL) announced that it had today entered into a conditional agreement to acquire "Aussie World" on the Sunshine Coast in Queensland.

Aussie World is situated on 24 hectares of freehold property on the Bruce Highway and operates the Ettamogah Pub, a ride park and various retail outlets.

VRL Chairman John Kirby said: "Our plan is to lodge a Development Application for a world class Wet 'n' Wild style water park bringing our uniquely successful formula to the Sunshine Coast area which will also complement the existing Ettamogah Pub."

"Our vision is to construct a Water Park on the property which will provide the Sunshine Coast residents and tourists with the latest water based rides and attractions. The park will feature 10 state of the art rides including an uphill water coaster and the highly successful Tornado Bowl Slide. This will be an exciting new development and a major tourist attraction for the area. VRL intends to offer the existing staff at Aussie World the opportunity to continue their employment under the new management."

The total cost of the acquisition of Aussie World and the development of the water park will be in the range of approximately $60 million to $70 million. The contract allows Village Roadshow to acquire Aussie World after Village Roadshow completes planning for the new water park, expected to be during 2009. This will allow the new water park to be operational as early as September 2009.

Media Enquiries:

Mark Rudder
Cosway Australia
0411 362 362

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	22 April 2008

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,500,000	6,150,000
4	Total consideration paid or payable for the shares	$4,199,991.25	$17,524,425.00

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $2.80 date: 07.05.08 lowest price paid: $2.79 date: 07.05.08	highest price paid: $2.85 lowest price paid: $2.83 highest price allowed under rule 7.33: $2.9757

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,450,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23 May 2008
                     Company Secretary

Print name: Shaun L Driscoll



Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market

2	Date Appendix 3C was given to ASX	22 April 2008

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,650,000	6,450,000
4	Total consideration paid or payable for the shares	$21,724,416.25	$18,188,355.00

	Before previous day	**Previous day**
5 If buy-back is an on-market buy-back	highest price paid: $2.85 date: 22.05.08 lowest price paid: $2.79 date: 07.05.08	highest price paid: $2.82 lowest price paid: $2.80 highest price allowed under rule 7.33: $2.9820

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26 May 2008
                    Company Secretary

Print name: Shaun L Driscoll

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On Market

Details of all shares bought back

2	Number of shares bought back	14,100,000 Ordinary Shares
3	Total consideration paid or payable for the shares	$39,912,771.25
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $2.85 date: 22 May 2008 lowest price: $2.79 date: 07 May 2008

+ See chapter 19 for defined terms.

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26 May 2008.

        Company Secretary

Print name: Shaun L Driscoll

Rule 3.19A.2

Appendix 3Y



RECEIVED

2008 JUN 16 A 11: 54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	15 APRIL 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 MAY 2008 – 23 MAY 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change	
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAL ...OW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	902,797	902,797			Registered holder
Total Direct Interest		902,797			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling th... exercise of the power to vote or dispose of Villag... Roadshow Corporation Pty Ltd's shareholding
	(1,005,427)		22-May-08	$2.85	On-market sale
	(4,014,641)	74,517,432	23-May-08	$2.82	On-market sale
Total Indirect Interest		74,517,432			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAL .4OW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO GR JP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of th Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exerc of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAL .1OW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd .	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAL .1OW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.I9A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	I5 APRIL 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 MAY 2008 – 23 MAY 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter I9 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROAL .IOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	711,666	711,666			Registered holder
Total Direct Interest		711,666			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 60 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling exercise of the power to vote or dispose of Villa Roadshow Corporation Pty Ltd's shareholding
	(1,005,427)		22-May-08	$2.85	On-market sale
	(4,014,641)		23-May-08	$2.82	On-market sale
		74,517,432			
Total Indirect Interest		74,517,432			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADS,   W LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADS. .W CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSH / CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	15 APRIL 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 MAY 2008 – 23 MAY 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3Y Page 1

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD _OAL_ _OW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	773,068	773,068			Registered holder
Total Direct Interest		773,068			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 60 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling t exercise of the power to vote or dispose of Villa Roadshow Corporation Pty Ltd's shareholding
	(1,005,427)		22-May-08	$2.85	On-market sale
	(4,014,641)	74,517,432	23-May-08	$2.82	On-market sale
Total Indirect Interest		74,517,432			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAL .IOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO Gr. JP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exerci of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAL .1OW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAL __OW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Australian Securities &
Investments Commission

RECEIVED

2008 JUN 16 A 11: 54

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary
    company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary
    companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name

VILLAGE ROADSHOW LIMITED

ACN/ABN

010 672 054

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Contact name/position description

MR SIMON HULLS

ASIC registered agent number (if applicable)

Telephone number

03   9667 6520

Postal address or DX address

LEVEL 1, 500 CHAPEL STREET

SOUTH YARRA, VICTORIA, 3141

Total number of pages including this cover sheet

6

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

SHAUN L. DRISCOLL

Capacity

☐ Director

☒ Company secretary

Signature

Date signed

2	9	/	0	5	/	0	8
[D	D]		[M	M]		[Y	Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email   info.enquiries@asic.gov.au
Web   www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	Not required
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	Not required
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	Not required
☐ if not in response to the Annual company statement	Not required.	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A – S.256E
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other
Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	14,100,000	$39,912,780.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1	2	/	0	5	/	0	8
[D	D]		[M	M]		[Y	Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐ ☐ / ☐ ☐ / ☐ ☐
[D   D] [M   M] [Y   Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry

☐ ☐ / ☐ ☐ / ☐ ☐
[D   D] [M   M] [Y   Y]

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐ ☐ / ☐ ☐ / ☐ ☐
[D   D] [M   M] [Y   Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry

☐ ☐ / ☐ ☐ / ☐ ☐
[D   D] [M   M] [Y   Y]

